UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Shareholder Meetings

On February 4, 2025, Azul S.A. (the “Company”) published notices of the following meetings of shareholders of the Company:

•	a special meeting of the holders of the preferred shares of the Company, to be held virtually, on first call, on February 25, 2025, at 9:30 a.m. (Brazil time) (the “Preferred Shareholders Special Meeting”); and

•	an extraordinary general meeting of the shareholders of the Company, to be held virtually, on first call, on February 25, 2025, at 11:00 a.m. (Brazil time) (the “Extraordinary General Meeting”).

Copies of the proposals of the management of the Company in respect of the Preferred Shareholders Special Meeting and the Extraordinary General Meeting (the “Management Proposals”) were furnished to the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2025 in a Form 6-K dated February 6, 2025.

Results of Shareholder Meetings

The Preferred Shareholders Special Meeting was held at 9:30 a.m. (Brazil time) on February 25, 2025 and a quorum was present at such meeting. The proposal to be voted on by the holders of the preferred shares of the Company was approved by the requisite holders of preferred shares of the Company.

The Extraordinary General Meeting was held at 11:00 a.m. (Brazil time) on February 25, 2025 and a quorum was present at such meeting. Each of the proposals to be voted on by the holders of the common shares of the Company was approved by the requisite holders of common shares of the Company.

Accordingly:

(i)	the Company’s bylaws (estatuto social) have been amended in the form contemplated by the Management Proposals, and a copy of the Company’s consolidated amended bylaws (estatuto social) is attached hereto as Exhibit 99.1;

(ii)	the Company’s stock option plan referred to in the Management Proposal for the Extraordinary General Meeting has been approved in the Extraordinary General Meeting, a copy of which is attached hereto as Exhibit 99.2;

(iii)	the size of the board of directors of the Company (the “Board of Directors”) has been set at 13 members for the current term of office, which runs until the annual general meeting of the Company to be held in 2025 (the “2025 AGM”);

(iv)	the appointment of Mr. Ricardo Vaze Pinto as a member of the Board of Directors has been confirmed by the vote in the Extraordinary General Meeting, with a term of office until the 2025 AGM; and

(v)	Mr. James Jason Grant has been elected as a member of the Board of Directors by the vote in the Extraordinary General Meeting, with a term of office until the 2025 AGM.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Bylaws of the Company
99.2	Stock Option Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer